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THOMAS G. BROCKINGTON
Direct Dial: (714) 641-3466
E-mail: tbrockington@rutan.com                     February 23, 2005





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0406
Attn:  Ellie Quarles, Esq.

         Re:      Superior Galleries, Inc.
                  Registration Statement on Form SB-2
                  Commission File No. 333-119253
                  ------------------------------

Dear Ms. Quarles:

         From speaking with Matthew Benson and Howard Baik, I understand that you are handling the above described filing in Mr. Benson's absence. In response to the Staff's comment letter dated February 17, 2005, we are concurrently filing Amendment No. 4 to the Registration Statement on Form SB-2 of Superior Galleries, Inc., File No. 333-119253. The paragraph numbers set forth below correspond to the paragraph numbers set forth in your February 17, 2005 letter.

         The following are our responses to the Staff's comments.

Management's Discussion and Analysis
------------------------------------

Critical Accounting Policies
----------------------------

         1. As requested, we have added the critical accounting policy regarding revenue recognition. The new policy appears on pages 18 and 19 of the Registration Statement.

Results of Operations
---------------------

         2. As requested, we have added a description of the Company's relationships with Amazon.com and eBay.com. There are no formalized agreements with these companies at this time. The new disclosure appears on page 21 of the Registration Statement.



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Securities and Exchange Commission
February 23, 2005
Page 2



Liquidity and Capital Resources.
--------------------------------

         3. We have added language on page 28 relating to the relationship between the Company's default in the redemption provisions of its Series A Preferred Stock and its liquidity. As noted, there are no cross default provisions in any of the Company's material agreements that are triggered by the default in the Series A Preferred Stock redemption provisions.

         I look forward to discussing the foregoing with you at your convenience. My direct phone number is (714) 641-3466.



                                             Very truly yours,

                                             RUTAN & TUCKER, LLP



                                             /s/ Thomas G. Brockington